Annual General Meeting of Shareholders

May 14, 2008

REPORT OF VOTING RESULTS

National Instrument 51-102 -Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

Outcome of Vote

1.

The election of the director nominees set forth in the Information Circular of Paramount Resources Ltd. dated March 14, 2008 (the "Information Circular") as directors of Paramount Resources Ltd. to hold office until the close of the next annual meeting of shareholders or until their successors are elected or appointed.

Passed
2. The appointment of Ernst & Young LLP, Chartered Accountants, as auditors of Paramount Resources Ltd. to hold office until the close of the next annual meeting of shareholders.	Passed